News Release	TSX, AMEX Symbol: NG

NovaGold Board Recommends Shareholders REJECT
Barrick’s Amended Hostile Bid

Shareholders are advised that Barrick’s amended bid still fails to:

•	Offer appropriate value for NovaGold’s world-class mineral projects and growth potential
•	Reflect the value of NovaGold’s 70% ownership of the Donlin Creek project, and the likelihood that Barrick will fail to meet the requirements to earn an additional 40% interest in the project
•	Recognize NovaGold’s near-term development milestones that will demonstrate further value

Major shareholders continue to indicate they will not tender their shares at US$16.00.

October 31, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today announced that its Board of Directors, based on the advice of its Special Committee of independent directors, recommends that NovaGold shareholders REJECT Barrick Gold Corporation’s (TSX: ABX, NYSE: ABX) hostile take-over bid to acquire all of the outstanding shares of NovaGold for US$16.00 per share and that shareholders DO NOT tender their shares.

The Special Committee and the full Board of Directors, after careful consideration and a thorough review process including consultation with financial and legal advisors, unanimously determined that Barrick’s amended bid is not in the best interest of NovaGold or its shareholders.

“The Special Committee and full Board unanimously determined that Barrick’s amended bid still falls well short of reflecting the value inherent in NovaGold, its world-class portfolio of gold, silver and copper projects and potential growth opportunities,” said Gerald McConnell, Chairman of the Special Committee of NovaGold’s Board of Directors.

“The Board and significant NovaGold shareholders believe Barrick’s ‘best and final offer’ is simply not good enough,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “The message to Barrick is simple, clear and consistent: either offer NovaGold shareholders full and fair value for their investment, or withdraw the offer so NovaGold can get on with its business of advancing projects toward production and creating value for shareholders.

“As our shareholders know, NovaGold’s focus on shareholder value has delivered a compound annual share price appreciation of more than 70% over the past seven years,” added Mr. Van Nieuwenhuyse. “With a pipeline of world-class mining projects, a proven track record of resource growth and a strong and experienced management team, NovaGold is poised to deliver superior shareholder returns in the near and long term.”

In arriving at its recommendation, which will be described in detail in the Notice of Change to the Directors’ Circular dated October 30, 2006, the Board of Directors considered a number of factors, including NovaGold’s achievements since the original bid was announced in July, and the following additional factors:

•	NovaGold’s proven track record of growth
•	The value of NovaGold’s world-class mineral projects and its growth potential
•	The value the amended bid places on NovaGold’s gold reserves and resources is substantially less than the value of recent comparable development-stage transactions
•
The bid does not reflect the value of NovaGold’s 70% interest in the Donlin Creek project, and the likelihood that Barrick will fail to meet the requirements to earn an additional 40% interest in the project

•	The bid does not reflect adequate value for NovaGold’s substantial copper reserves and resources
•	The bid does not reflect an adequate premium for control of NovaGold

•
The written opinions from financial advisors that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in their respective opinions, the consideration under the amended Barrick bid was inadequate from a financial point of view to NovaGold’s shareholders

•	NovaGold has achieved several value-adding milestones since the announcement of the Barrick bid, including:
	-	Release of an independent Galore Creek Feasibility Study, confirming economics of the project and providing the Company’s first Proven and Probable Reserves
	-	Start of construction on Rock Creek mine in Nome, Alaska
	-	Increased gold, silver and copper Measured and Indicated Resources based on updated economic parameters and 2005 drilling that converted Inferred Resources to higher categories
	-	Completion of several key permitting steps at the Galore Creek copper-gold-silver project
•	The bid deprives shareholders of the potential for near-term enhancement of the value of their shares, since NovaGold intends to achieve significant milestones in the months ahead, including:
Nome Operations
-	Pour first gold at Rock Creek mine in mid-2007
Galore Creek
-	Complete 2006 drilling program and update resource estimate
-	Receive the Environmental Assessment Certificate
-	Select financing partner and make a Board decision to start construction, upon receipt of permits
Donlin Creek
-	Complete 2006 drilling program and update resource estimate
-	Completion of a pre-feasibility study and progress towards a feasibility study in 2007
-	Initiate environmental impact assessment and permitting process
-	Barrick back-in deadline in November 2007

On October 27, 2006, NovaGold filed an Amended Complaint with the United States District Court for the District of Alaska. In addition to the original claims against Barrick alleging breach of fiduciary and joint venture duties, filed on August 25, 2006, the Amended Complaint includes Barrick’s more recent self-serving conduct affecting both the Donlin Creek and Galore Creek projects, and now alleges damages. It also continues to seek a timely ruling on the meaning of the Donlin Creek Mining Venture Agreement’s back-in requirements, a declaration that Barrick cannot meet these requirements to earn an additional 40% interest in the project, and the appointment of NovaGold as manager of the Donlin Creek project.

The Notice of Change to the Directors’ Circular notes that NovaGold’s directors, executive officers and management, who collectively hold approximately 10% of NovaGold’s outstanding common shares on a fully diluted basis, have indicated they will not tender their shares to Barrick’s amended bid.

With the release of the Galore Creek Feasibility Study, discussions have accelerated with a number of interested parties regarding potential transactions to generate value-enhancing opportunities for NovaGold’s shareholders.

RBC Dominion Securities Inc., a member company of RBC Capital Markets, and Citigroup Global Markets Inc. are serving as financial advisors to the Special Committee, with Borden Ladner Gervais LLP and Dorsey & Whitney LLP as legal advisors.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

More Information And Where to Find It

Barrick’s hostile take-over bid has been extended for a fourth time to 9:00 PM Toronto time on November 7, 2006 and increased to US$16.00 per share in cash. On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and significantly undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto, when they become available, because they will contain important information. The Directors’ Circular and Solicitation/ Recommendation Statement and any amendments will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available free of charge on the SEC’s website at www.sec.gov. The Directors’ Circular and Solicitation/Recommendation Statement and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC or SEDAR by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, Pioneer Metals Corporation and the Galore Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and NovaGold’s Directors’ Circular uses the terms “reserves”, “resources” “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates referred to in this press release or NovaGold’s Directors’ Circular or released by NovaGold in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449